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                                                                      Exhibit 19
Butler
Manufacturing
Company
THIRD
QUARTER
REPORT 1997
Nine Months Ended
September 30, 1997
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO  64108

To Our Shareholders:

Butler's third quarter sales of $241 million were up 5% compared to the previous year. Quarterly net earnings of $6.8 million, or $.86 per share, were 22% lower than third quarter earnings a year ago. Third quarter 1996 results include $15 million in sales and $.18 in earnings per share from the Grain Systems business, which was sold in June of 1997.

For the nine months, sales were 12% higher than for the same period last year, and net earnings from operations were 19% lower. 1997 year-to-date reported earnings include a gain of $13.3 million, or $1.72 per share, from the sale of Grain Systems.

Very strong third quarter performance was achieved by most of Butler's U.S. operating units. Gaining particular momentum was our metal building systems business, which recorded a 17% increase in sales and 24% increase in earnings compared to very positive results in the third quarter of 1996. The Lester wood frame buildings business continued to operate at lower profitability, primarily because of backlog not adequately priced to reflect the current cost of lumber. Price increases have been implemented to address this situation. Butler Real Estate has made significant profit contributions both this year and last.

Our metal buildings business in Europe is suffering because of the strength of the British pound against the German mark. While that relationship has improved somewhat recently, it has had the effect for most of the year of severely depressing margins and reducing sales for products fabricated in our plant in
Scotland and shipped  to  the  continent.   We  are  pleased with the
operational progress being made in our new businesses in China and Brazil, but start-up losses are greater than anticipated because of competitive conditions in both of those markets. We are encouraged by the recent financial improvements at Butler Shanghai, Inc., which achieved modest profitability for the third quarter.

Butler's Construction Services group had lower sales but increased earnings in the third quarter and for the year-to-date, compared to their results in 1996. Actions to reduce costs and improve project execution are having a positive effect on their overall performance.

The Architectural Products group is having an outstanding year. Nine month sales, including Modu-Line Windows, Inc. acquired in June, were up 27% from a year ago, and earnings rose 25%. All product lines in the group are doing well, benefiting from good activity in the commercial and community segments of the construction market.

Butler's balance sheet reflects considerable strength and flexibility. Shareholders' equity of over $155 million is 32% higher than a year ago, and long and short term debt is modest. Based on our good operating results, strong financial condition, and favorable prospects for the future, the board of directors approved a 17% increase in the cash dividend to a new annual rate of $.56 per share. The $.14 per share quarterly dividend paid October 10 to shareholders of record September 26 reflected that increase.


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We announced in a mid-September press release that Butler's combined annual losses for our three international subsidiaries will total about $.70 per share for 1997. We are addressing all three situations aggressively--reducing expenses selectively and repositioning product costs and intensifying marketing efforts in all three businesses. As a result of these actions, we look for substantial improvement in their 1998 financial results.

In that same recent press release, we indicated that for all of 1997, we expect Butler's operating earnings per share to be about 20% below the level of last year. Part of that decline is attributable to our international difficulties and part to the absence of the Grain Systems business sold earlier this year.

Market conditions in the U.S. remain positive for Butler's business. Backlog on September 30 was $318 million compared to $329 million a year ago. Product backlog was up 11% and construction backlog was down 41%, the latter primarily due to delays in project closings and greater project selectivity. With a favorable economic outlook and major improvements anticipated in our non-U.S. operations, we are optimistic about the outlook for the foreseeable future.


Cordially yours,




Robert H. West
Chairman and Chief Executive Officer

October 14, 1997
Butler Manufacturing Company